Schering AG Group to receive payment from Biogen in connection with patent litigation

Berlin, Germany, January 24, 2002; Schering AG (FSE: SCH, NYSE: SHR) announced today that a settlement has been reached with Biogen Inc. in connection with infringement litigation over patents covering the manufacture of Biogen's Avonex(R).

Subject to the outcome of a pending appeal, the settlement preserves upside potential for the Schering AG Group to leverage the asset value of its intellectual property. Biogen will initially pay the Schering AG Group $20 million. Depending on the nature of the ruling of the U.S. Court of Appeals, the Schering AG Group may receive a second payment of either $55 million or $230 million in return for a license to the patents. These payments will be shared with Stanford University and Chiron Corp. according to existing contractual arrangements.

The proprietary technology concerns the production of human beta interferon in mammalian Chinese hamster ovary (CHO) cells and the manufacture, use and sale in the United States. The Schering AG Group markets the pioneering treatment for multiple sclerosis, Betaseron(R)/Betaferon(R).

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:
Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de

In the US:
Media contacts: Jane A. Kramer 973/487-2246 (office); 973/331-7997 (home) Investor contacts: Joanne Marion 973/487-2164 (office)